Exhibit 99.1

This ASX announcement is not for release to US wire services or distribution in the United States

PLACEMENT TO RAISE A$12 MILLION

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLLL) (“Piedmont” or “Company”) is pleased to announce that it has successfully completed a bookbuild and received commitments for a placement of 111 million shares at an issue price of A$0.11 per share to institutional and sophisticated investors to raise gross proceeds of A$12.2 million (“Placement”).

Officers and Directors of Piedmont plan to participate in the Placement by subscribing for a total of 3.4 million shares, subject to the necessary approvals.

Proceeds from the Placement will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s 100% owned Piedmont Lithium Project (“Project”) located in the world-class Carolina Tin-Spodumene Belt (“TSB”) in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, and ongoing land consolidation.

Mr. Keith Phillips, President and CEO, said: “We are pleased with the strong support received for the Placement, which was oversubscribed and upsized from initial levels.  It is gratifying to see some long-term supporters and my fellow Directors participating based on their strong confidence in the quality of our Project and the prospects for our Company. We have an exciting year ahead and securing these funds will allow us to maintain our ambitious development timetable for what we believe to be the world’s most strategically located lithium project.”

Canaccord Genuity (Australia) Limited, Shaw and Partners Limited, and Aitken Murray Capital Partners acted as Joint Lead Managers to the Placement. Fosters Stockbroking acted as Co-Manager and Roth Capital Partners acted as Financial Advisor.

The issue price of A$0.11 represents a 12% discount to the last closing price of A$0.125 and a 12% discount to the 20-day VWAP of A$0.125.

As a result of the proposed participation by Directors, the Company will complete the Placement in two tranches as follows:
(a)
107.6 million shares will be issued on or about December 7, 2018 under Listing Rules 7.1 (51.7 million shares) and 7.1A (55.9 million shares). Following issue of the shares, the Company will have a remaining issue capacity of 25.5 million shares under Listing Rule 7.1; and

(b)	3.4 million shares will be issued to Directors following shareholder approval. A notice of general meeting will be sent to shareholders shortly to approve the participation by Directors.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: keith@piedmontlithium.com	E: taso@piedmontlithium.com

Not for release to US wire services or distribution in the United States

This announcement has been prepared for publication in Australia and may not be released in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or exempt from the registration of the US Securities Act and applicable US state securities laws.

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Information required under ASX Listing Rule 3.10.5A:

The Company expects to issue 51.7 million shares under Listing Rule 7.1 and 55.9 million shares under Listing Rule 7.1A. Following issue of the shares, the Company will have a remaining issue capacity under Listing Rule 7.1 of 25.5 million shares and no remaining issue capacity under Listing Rule 7.1A.

The information required under ASX Listing Rule 3.10.5A is set out below:

(a) Dilution to existing shareholders as a result of the issue under Listing Rule 7.1A is 8.4%, dilution to existing shareholders as a result of the issue under Listing Rule 7.1 is 7.7% and the total dilution to existing shareholders is 16.1%. Details regarding the participation of existing and new shareholders is not able to be determined yet and will be provided at completion;

(b) The Company will issue approximately 55.9 million shares under Listing Rule 7.1A because the Placement was considered to be a more efficient mechanism for raising funds. The Placement did not expose the Company to additional costs, a protracted process and market volatility that may have been experienced with a pro-rata issue or other type of issue in which existing ordinary shareholders would have been eligible to participate;

(c) No underwriting arrangements are in place for the Placement under Listing Rule 7.1A; and

(d) A fee of 5% may be paid to brokers in connection with the Placement under Listing Rule 7.1A.